SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press Release dated January 10, 2017
-	Press Release dated January 10, 2017
-	Press Release dated January 20, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: January 31, 2017

Eni: fixed rate bond offering

San Donato Milanese (Milan), 10 January 2017- Eni has mandated Barclays, CITI, ING, Santander Global Corporate Banking, Société Générale Corporate & Investment Banking, SMBC Nikko and UniCredit as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 10 year (January 2027) bond offering under its existing Euro Medium Term Note Programme.

The bond is to be issued within the framework of the Euro Medium Term Note Programme and in accordance with the resolution adopted by Eni's Board of Directors on 7 September 2016. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.

The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.

Eni is rated Baa1 (outlook stable) by Moody's and BBB+ (outlook stable) by Standard & Poor's.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), 10 January 2017 – Eni successfully launched today a fixed rate bond issue for a notional amount of Euro 750 million.

The transaction was placed in the international Eurobond market, under its existing Euro Medium Term Note Programme. The bond has a 10 year maturity (January 2027) and pays a fixed annual coupon of 1.500%.

The re-offer price is 99.229%. The proceeds of the bond issue will be used for general corporate purposes.

The bond will be traded on the Luxembourg Stock Exchange.

The notes were bought by institutional investors mainly in Germany, France and United Kingdom.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: Financial Calendar 2017

Dates for the review and announcement of 2017 financial results

San Donato Milanese (MI), 20 January 2017 - Eni announces the dates for the publication of its 2017 quarterly, interim and annual financial reports once approved by the Board of Directors and by the Shareholders’ Meeting:

Fourth quarter 2016 results and financial statements 2016 Consolidated financial statements and draft financial statements as at 2016 Dividend proposal for 2016	Meeting of the Board of Directors	February 28, 2017
	Press release	March 1, 2017*
	Press release and strategy presentation	March 1, 2017
Financial statements as at December 31, 2016	Shareholders’ Meeting	April 13, 2017 (single call)
	Press release	April 13, 2017
First quarter 2017 results	Meeting of the Board of Directors	May 9, 2017
	Press release and conference call	May 10, 2017*
Second quarter 2017 results and interim financial report as at June 30, 2017 Interim dividend announcement for the financial year 2017	Meeting of the Board of Directors	July 27, 2017

	Press release and conference call	July 28, 2017*
Board resolution on 2017 interim dividend	Meeting of the Board of Directors	September 14, 2017
	Press release	September 14, 2017
Third quarter 2017 results	Meeting of the Board of Directors	October 26, 2017
	Press release and conference call	October 27, 2017*

* Press Release scheduled for issue before markets open. A conference call for the presentation of results to the financial community will be held during the day.

The final dividend for the 2016 fiscal year will be paid on April 26, 2017 (ex-dividend date: April 24, 2017; record date: April 25, 2017) and the interim dividend for the 2017 financial year will be paid on September 20, 2017 (ex-dividend date: September 18, 2017; record date: September 19, 2017).

Markets will be promptly informed of any changes to the above calendar.

Legislative Decree No.25/2016, transposing the European Directive 2013/50/EU, in force as March 18, 2016, has removed the reporting obligation to disclose quarterly financial results. Therefore, according to article 82-ter Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions), Eni intends to continue providing, on a voluntary basis, Company’s quarterly financial results following approval by the Board of Directors due to be published on the dates indicated in this Financial Calendar.

Eni’s reporting practice planned for 2017 is consistent with the one adopted in 2016 to provide investors with regular information about the Company’s financial and operating performances considering the disclosure policy followed by peers which are reporting on a quarterly basis.

Quarterly results will include at least the following key performance indicators:

-	consolidated and by segment adjusted operating profit;
-	consolidated net results;
-	consolidated and by segment adjusted net results;
-	consolidated net financial position;
-	consolidated shareholder’s equity;
-	consolidated leverage.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com